Exhibit (a)(5)(A)

General Dynamics

2/21/2018 – 08:45 AM EST

Citigroup 2018 Industrials Conference: General Dynamics

February 21, 2018

08:45 AM EST

Jon Raviv:	Sorry about the delay, sorry about running a little late. I am Jon Raviv, I cover aerospace defense here at Citi. Welcome to Miami and our Industrials Conference. I’d like to thank Jason Aiken and General Dynamics for being here, and also Howard Rubel and Taylor Shaw from the GD team, and we’re just really glad to have you here. So, thank you, Jason.

I wanted to get – I mean, you guys have been quiet recently, not really doing much, to say the least. (laughter) But before we delve into that – can we hear everyone?

Jason Aiken:	There it is, now it’s on. There we go.

Jon Raviv:	Anyway, first I’ll let you make any forward-looking statements that you’d like to give everyone a heads up for?

Jason Aiken:	Yeah, I think that’s appropriate just before we get started, and then of course any forward-looking statements might make today of course reflect the typical risks and uncertainties, and of course you can read more about those in our 10-K and 10-Q filings. So.

Jon Raviv:	Thank you.

Jason Aiken:	Absolutely.

Jon Raviv:	So, before we delve into some of the busy-ness lately, I just wanted to get perhaps a little perspective on the GD business model. How do you describe it? What makes you different, how do you differentiate? Because I don’t think that you’re quite like all of the other defense primes, if you will, but I’ll let you answer the question.

Jason Aiken:	Sure. No, it’s obviously tough to speak about what others are doing, but with respect to what we prioritize and what I would call the hallmarks of our business model, I would describe those as agility and customer intimacy. And why does that matter? I think one of the things you’ll hear us talk about frequently, is being a good cyclical. So, as we’ve gone through cycles in the defense market, and the business jet market, how do we adapt to that? We believe our business model, and the agility of that business model, allows us to maintain our cost curves inside our revenue curves, and improve margins despite what might be going on in the top line. You’ve certainly seen that performance over the past several years. So, I think that’s a critical element of what our business model brings to our performance.

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The other piece of it, from the customer intimacy standpoint, is that it allows us to make prudent investments on behalf of our customers that bring them the technologies that are most critical to them in an expedited way, that bring them solutions and also ensure a solid return for our shareholders. So, I think those are sort of the key points that we emphasize in the business model.

I think if I were to articulate one other aspect, it’s each of our businesses strives to be the low-cost, high-quality provider in its respective markets. And when you think about how we, from a business model perspective, contribute to that, we certainly believe that our delegated authority, our smaller corporate footprint and lower corporate overhead cost burden, contribute to that formula for them and help keep them in that position in their respective markets.

Jon Raviv:	That’s a very helpful segue, I’d say, into the next line of questioning, refers to some of the new businesses that you’re setting up. A new GDIT, and give us some perspective on what this new business, I guess GDIT plus CSRA, can create, achieve, what the separate businesses might not have been able to?

Jason Aiken:	Sure. Maybe take a step back and talk about the rationale for the acquisition, and why they come together, and then dovetail into what that leads to in terms of the market presence and what we think that business can do, if that works?

Jon Raviv:	Sure.

Jason Aiken:	You know, when we think about M&A, if I were to put sort of two high-level, high-arc priorities around our M&A, we’re going to focus on deals that are accretive and in our core. And I think in terms of the former, this transaction certainly clearly met the mark for us. It’s immediately and nicely accretive, certainly once you get past the initial one-time transaction costs. And so, we were very comfortable out of the gates, that from a financial perspective and an accretion perspective, this deal does what we want it to do.

When you think about fitting in with the business, and why this business, and sort of the strategy and the core aspect of it, and certainly there’s been a good bit of musing around, on a number of parties about that since we announced the transaction, you take a step back and think about General Dynamics, which is appropriately characterized based on the strong platform positions we have. But if you look at the makeup of our revenue base, we’ve actually been, call it 35% to 40% services across our portfolio over the past number of years, and inside of that when you look specifically at the federal IT services market, we’ve been in that market for 20 years. And, we’ve been a top one or two player in that market during that time.

So, we believe this is fundamentally in our core, and when you think about the financial aspects of the business and how it fits with our investment thesis, we’ve talked for some time about how we like the financial characteristics, the high return on invested capital, as well as the particularly strong free cash flow characteristics of the business, which then of course allow us to deploy that cash across other parts of the portfolio.

So, we view this as fundamentally core to what we do, and a really nice part of our portfolio. So, with that said, what’s happening? We’ve seen over the past several years, a consolidation around us in this market to the point that it’s made us, instead of a top one or two player, we’re now back in the middle of the pack. And in a consolidating market, our thesis is that you either have to consolidate, or get consolidated out. And based on the way we see this as being a fundamental and important part of our portfolio, a part that we perform well in and part that has the financial characteristics that we like, we think that meets that aspect, that second characteristic, if you will, of being core to what we want to do.

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Now, so with that as background –

Jon Raviv:	Sorry, I’ve –

Jason Aiken:	No, hopefully that’s helpful to give you a sense of why the impetus to bring them together. Now, what do they do as they come together, as what we believe is a more powerful operating unit?

I mentioned the consolidation that’s going on. Why is that? We believe that this is an industry where scale matters, number one, sort of from a cost perspective. I talked about that a minute ago in terms of the low-cost, high-quality provider perspective. And, bringing these two together certainly puts us at the top end of the market in terms of scale and the ability to compete effectively, both from a cost and margin performance perspective. But also, you’re seeing a customer environment where the customer is increasingly looking to procure – they’re redoubling their emphasis on IT infrastructure, cyber protection, so on and so forth, and they’re doing so in what we refer to as “mega-deals,” sort of multi-year, five, ten-year deals, $500 million-plus. And we’re seeing right now in the pipeline, proposals out there for some 20-25 deals that meet those characteristics. So, if you’re going to perform to that customer demand, you’ve got to have the scale and the capacity to do that. But then – okay, that’s one argument.

Now, why these two businesses? I think when you look at what these two businesses do, they have a lot of similarities. Culturally they fit very nicely. The customer segments they focus on – defense, intelligence, federal civilian agencies – align very nicely. I think that, frankly, helps give us a first foot forward in terms of moving toward integration for these businesses.

But then when you look behind what they do, both from a capability specialty set and from a customer strength set, they actually mesh pretty nicely together without a tremendous amount of overlap. So, if one has got particular strengths in large scale IT infrastructure capabilities, and the other in next-generation leading technologies in cyber and managed services, and so on and so forth, cloud capabilities, those capabilities can now be brought together to give a more powerful offering to the respective customer sets.

And again, while each focuses interestingly enough on a defense line of business, an intel line of business, and a fed/civ line of business, within each of those pillars the strengths of the customer relationships vary between the two. So, three-letter agencies that one specializes in, the other doesn’t, and vice-versa. So, when you think about those customers, and the issues of customer intimacy and how difficult it can sometimes be to penetrate those customer markets, you’ve now brought this together in a way that gives you a step forward to competing better in those markets, with those customers, and bringing a more complete solution set to those customers.

So, we think this is a really tremendous deal that frankly will bring great benefits to our customers, as well as again, going back to the financial aspect of it, to our shareholders.

Jon Raviv:	And just to follow up on that financial aspect for a moment, the cost synergy target that you point out, greater than 2% of the combined revenue, how did you construct that target? And what are the, sort of the (inaudible) –

Jason Aiken:	Sure. So, we had a very thorough due diligence activity process, and we got under the covers, sort of, and got into the details and that target we have is not a parametric sort of

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go-get target. That is identified cost areas, it’s not – we don’t think it’s a stretch. We’ll work to achieve and hopefully outperform that. We think we can achieve most of that in call it the first 18 to maybe 24 months. And it’s nothing out of the ordinary in terms of what you’d expect when you bring two large-scale organizations together. And, when you think about it, we’ve got two very experienced sides of this transaction. CSRA just did this some years ago, and so they know what they’re doing in this area. And if you recall, we combined two of our operating units in the IS&T space to form Mission Systems, a couple of years ago. So, both sides come to this transaction with a good bench strength, if you will, and good set of experiences on how to go get these synergies quickly, and we think it’s important to get out of the gate smartly and make that happen right away to make this successful.

Jon Raviv:	And just to remind us, the 2%, is that a net synergy or gross kind of number?

Jason Aiken:	Good question. That’s the gross synergy number, so obviously when you think about the cost-plus portion of the business, that will go back to the customer and the net impact of that is what we’ve modeled into the financial aspects of the transaction.

Jon Raviv:	And the new – so the new Mission Systems segment, the thing coming out of the other end, so, GDIT, the new Mission Systems segment, what are some of the key programs there, some of the growth trajectories that we see? Because it’s – to what extent is it largely product-based, and therefore perhaps accretive to the current IS&T margin?

Jason Aiken:	Yeah, that’s a good question. You know, it’s interesting. When we went into this exercise, the Mission Systems aspect of this was not the first thought, but it does become sort of a nice ancillary benefit, I think, of what happens here because as we’ve described, we’re going to moving forward after the close of the transaction. We’re going to separate these two businesses out, and you’ll have an IT services business, and then we have what we’ll reveal, what we think you’ll find is a very attractive, highly-performing defense electronics business.

You’ll recall, this is a business that went through quite a cycle in the post-hot-war period, particularly as it related to the Army customer, as it related to sequestration, and again, we merged together these two businesses to create what we think has been a pretty powerful player. They’ve done a great job of getting lean and getting competitive. They have been tremendous in terms of their order win, order book performance over the past several years, so they’ve been growing their backlog. And we think now that you set them apart, we can – we have the opportunity to provide more transparency behind what’s in this business, and we think it’s set for growth, with these budgets that we see ahead of us and the backlog they’ve got.

You know, they got delayed a good bit last year, and it was really a timing thing. And we talked about this. Some of the revenue growth we thought we were going to see, got pushed toward the back end of the year. They had a great fourth quarter, but they didn’t have quite enough time to make up for the slow start to the year. But, that poised them very well to start out 2018, and we see them moving into 2018 very, very smartly. So, we’re very optimistic about what we see ahead in terms of their growth.

You mentioned product versus services. This is, by and large, the product side of the house. So, you’re talking about network backbones, encryption products, tactical networks, so on and so forth, ground stations for satellites, that type of thing. They’ve got a tremendous amount of high-end technology that provides great resources to our customers, and as a product business, as you would expect – you probably infer a little bit – they come in at higher than the group average margins. So, I think we talked about the IT services being in the high single-digit range, and you know what we’ve disclosed is the group composite margin, so you can do some quick rough arithmetic and get us into what you’ll see on the other side coming out of this business.

General Dynamics

2/21/2018 – 08:45 AM EST

Jon Raviv:	Give me five minutes, and I’ll come back to it.

Jason Aiken:	Right, we’ll just get up.

Jon Raviv:	If anyone in the room wants to do the math...

Jason Aiken:	Pen and paper.

Jon Raviv:	You know. Switching to Gulfstream, the other – another big part of your business, you’re coming close to the end of a relatively large product transition, so to speak.

Jason Aiken:	I’d say so.

Jon Raviv:	You’ve got two new development programs in the works right now, one very close to entering service, one kind of right on the back end of that, the G500-G600. How are those, how are you, what lessons from the G650 are you applying to these new aircraft?

Jason Aiken:	Yeah, I’d say that first and foremost, the progress that we’re making on those development programs is continuing to go well. We’ve completed the company testing phase of the flight test program, and we’re now moving into the final, moving through I should say, the final FAA certification test points, and everything remains on schedule to meet our original customer delivery dates that we had with that program. So, very encouraging from that standpoint.

In terms of lessons learned, the 650 did bring a lot of lessons learned. One of the things we’ve talked about, is the way we went about that airplane, is the purpose-built design and manufacture facility for the G650 and all the benefits that that yielded for that program. We have certainly taken that experience and replicated it for these programs, and then I would say sort of moved the bar forward one step in terms of introducing new technologies and learning process in that production line, to further enhance what we think is the efficiency of the build of these airplanes. So, that’s sort of at macro level.

The big sort of elephant in the room that we’ve talked about from time to time, is the retrofit exercise we went through with the G650. So, this is where we were moving towards certification of that airplane, and as the production build cycle was going along concurrently we ended up building, call it 30, a little over 30 airplanes, green airplanes before we reached type certification for that airplane. Once we reached that final configuration, we had to go back and retrofit those airplanes to that final spec certification level.

That came at a tremendous level of pain, and a tremendous cost that we frankly are not replicating with these airplanes. So, we have learned through that process how to sequence the build process and manage the retrofit activity. There, by definition, has to be some retrofit, because you’ve got test airplanes, you’ve got some initial inventory build. But, the sequencing of how they’ve done that, without giving too much away what the guys down at Gulfstream do –

Jon Raviv:	No one’s listening!

Jason Aiken:	Can’t imagine. They’re raising their eyebrows. (laughter) Anyway, what they’ve learned to do there minimizes the amount of retrofit activity and in terms of the number of airplanes, and makes a more efficient process of how we go about implementing those retrofit activities. So, that gives us good reason to believe we’ll have an even better learning curve experience on the 500 and 600 than we did on the 650.

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In addition, again, this sort of initial production sequencing activity has allowed us to take the learning that we’ve had, even on those initial units, build that in, and move them quicker into the subsequent production units, again, to get even greater production performance early on in the build cycle. So, it’s a lot of good learning. They’ve done a great job down there at Gulfstream. They’ve got a great continuous improvement culture, and this I think is a great example of that.

Jon Raviv:	And I think on the last call, those procedures and that process sound very positive, certainly a good positive dynamic to have, having those – being able to apply those lessons. Because on the call, you did reference, though, that – just keep in mind that new aircraft generally have higher average costs out of the gate than what they’re replacing, and then it comes down to (inaudible) of that learning curve, and also pricing. So, just I guess big question, how should we assess that, outside looking in, without telling us how Savannah’s doing their business, that you’re getting a fair price for these planes and that they’re preforming to spec financially?

Jason Aiken:	Yeah, this is a big question on everybody’s minds. This is sort of the last chapter, I think, of this transition we’ve been talking about for some time. And certainly, when you’ve got the 650 at mature margins, coming down slightly in production, as we’ve talked about, the famous feathering-up and now feathering-down of that production as we bridge this transition – and you’re replacing that with entry-level margins, you of course by definition are going to have a little bit of a mix shift there, and some margin implication, some margin compression as a result. So, that’s inherent in the guidance that we gave in January.

I think the way, at a macro level, that we look at this, is we see 2018 as the earnings – the earnings dollar low point for the aerospace business, and irrespective of how that mix of margins plays in with the feathering out of the 650 and the ramp-up of the 500 and the 600, that we’ll see earnings growth along with the revenue top-line growth at Gulfstream.

But, let’s talk about the experience on the margins, specifically. You know, the G650 was the highest entry-level-margin-point aircraft model in Gulfstream’s history, and it had the steepest learning curve in Gulfstream’s history for some of the reasons I articulated earlier. We fully expect to bring the learning, as I mentioned, from a cost performance and learning curve perspective, into those new models to perform as well if not better than the 650 on a learning curve basis. But, let’s be clear, margin is about two major components, right? It’s that cost and learning curve side, and it’s a price point side. And I think when you think of the price point of the 650 it’s kind of apples and oranges to compare that to say, a G500.

So, when you think of a fair comparison, I think it’s appropriate to think of how is the 500 going to compare, entry-level margin and learning curve performance, and ultimate margins, say against the 450 that it’s replacing, and likewise the 600 against the 550 that it’s replacing. And we think once we get these into service, and you see how that curve ramps and how those margins enter that ramp, it’s going to be a very favorable story.

Jon Raviv:	Zooming out from just the 500-600, broadly speaking, on Q4 book-to-bill, can you elaborate a little bit about what drove that? And then also, have you continued to experience good demand for the star of the show on the portfolio calls the G650? How’s that, how have those conversations continued in the last I’ll just put it this way, the last few weeks?

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2/21/2018 – 08:45 AM EST

Jason Aiken:	Last few weeks with nothing else going on? So, obviously the fourth quarter was a very good quarter. It’s – one of the things we’ve talked about over the course of the past several years, is that while the market has not been a white-hot market for the past several years, a lot of people have mused that the market, quote-unquote, singular, is a problem, and is a bad market. And we’ve said, listen, it’s not been an overheated market, but our market – when you think about the products we have, the geographic markets we serve, the customers we serve, and the end of the market we’re in, has been very healthy for us. Very solid. And I think the production rates, the financial performance, and the backlog and the order book have all been commensurate with that.

That said, we have talked about the fact that the predictability of the customer order interest that comes into our pipeline, which is sort of our long-term look at where order activity is going, versus the actual output of firm orders on the other end of that pipeline, has become less predictable for a whole variety of reasons, which we’ve talked about over time, and we can reiterate here if you’d like to.

That creates sort of lumpiness from quarter to quarter, and we saw a very good fourth quarter that maybe was a little bit of that year of activity coming out in the end, but it wasn’t any one particular factor. What we saw was, was the sort of just global, all-over demand for the airplanes, particularly the 650, coming home at the other end of that pipeline in terms of order cadence there.

So you know, as people have prognosticated to some degree that the 650 is going to see a falling off, I think it’s interesting to see that we had what I think was the second strongest order quarter for 650s since we introduced the airplane in 2008. So, that’s really encouraging. And then, when you think about what does that mean coming into the first part of this year, we certainly didn’t drain the swamp in the fourth quarter to then have to refill it in the first quarter. There were orders that didn’t complete in the fourth quarter of last year, that moved quite naturally into the first quarter of this year.

So, we feel very good about the level of activity we see continuing in that pipeline in the first quarter. Again, I’m not going to predict how many will ultimately end up in orders in the first quarter, but that robust, healthy pipeline continues both for 650 as well as the new models, and so it gives us a great deal of confidence about completing this transition and then ultimately returning to growth for Gulfstream as we look ahead.

Jon Raviv:	You mentioned draining the swamp, it’s very difficult to drain the swamp at the end of the day.

Jason Aiken:	Especially in Washington.

Jon Raviv:	That’s not – well, (inaudible) out of Georgia. On the idea though, of the drivers of that robust demand, we understand that markets are doing well, general global activity is good. I think you guys are more North America-leveraged than others, or certainly, you certainly sell those different class of folks than who might buy some other biz jets. So, you are in a unique market. But tax reform, that’s put forward as a large driver of business jet demand, due to some of the expensing rules – how much of that do you think played into those conversations? And are those tax-driven conversations done, do you reckon?

Jason Aiken:	Yeah, you know, as I talk to the guys down at Gulfstream, I get – when you think about the fourth quarter of last year, tax reform came I think on December 22? So we had about a week left, right?

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Jon Raviv:	A Christmas present.

Jason Aiken:	It was an interesting talking point, I think, at that time. But, the activity we saw in the fourth quarter didn’t have any outsized, or any notable, I should say, influence as a result of tax reform. I think it’s part of the conversation, and I think it’s in two aspects.

I think number one is to the extent that you believe it will ultimately stimulate true economic growth, both in the US and globally, then that certainly is helpful from an order demand perspective, and we’ll see how that plays out over time. And then secondly, as you alluded to, you’ve got the bonus depreciation concept. And certainly, that is a demand stimulator for us, no doubt. I can’t quantify how much of that has occurred in the first quarter versus did it help a couple units in the fourth quarter, but I think that will be an ongoing incremental benefit to us that we’ll see play out through the balance of this year, and beyond.

Jon Raviv:	Okay. And then just sticking on Gulfstream for one more, 500-600 getting ready to go, you do have some competition coming in later this year from our friends up north. What do you see, or what do you hear from your team in Savannah, about the need or the desire for the market signaling, looking for another aircraft out of Gulfstream?

Jason Aiken:	Well, I guess the way I’d respond to that is, the product development pipeline at Gulfstream is a nonstop concept, right? It’s a conveyor belt, if you will. It’s not a let’s-do-one-project and stop and reassess the market, and then think about what we might do. The ongoing product development budget and activity down there is supportive of the investments we make, to make sure that we have the best technology, the best products out there for our customers.

But going beyond that, to be more specific, I think it’d probably get me into a lot of trouble, and not necessarily be appropriate, so we’ll leave it at that. I can’t fault you for trying.

Jon Raviv:	You miss 100% of the shots you don’t take.

Jason Aiken:	Exactly right.

Jon Raviv:	On defense, so not the services side, let’s talk about everything else. It’s still a pretty hefty piece of your business.

Jason Aiken:	Absolutely.

Jon Raviv:	We need like two hours to have a genie session, I think.

Jason Aiken:	Not to be forgotten. Right.

Jon Raviv:	Right. FY ‘19 budget requests just came out, certainly saw some good trajectory for some of your core programs, like Abrams tank. We’re back to Great Power Conflicts, so that’s good to see for you guys. But you know, how would you characterize how your programs fared in that budget process, and how much visibility does that give you?

Jason Aiken:	Yeah, I think we’ve talked for some time now about how we’ve seen a growing consensus or support, if you will, for true growth in the defense top-line budget, and now we’re finally seeing that, which is of course very encouraging.

You articulated a couple of examples. I think broadly speaking, we’re very pleased with the way our core platforms are supported in that program. You mentioned Abrams tank,

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you talked about both the budget and some of the appropriations activity that’s going on in congress, the Striker is well-supported there. From a munitions standpoint, ammunition, precision munitions, that’s very healthy in terms of the outlook for us. And of course, shipbuilding, right? Beyond the obvious answer around submarines, which continue to garner strong support and the budgets are following, we see very encouraging signs on DDG-51s, on TAO Oilers, on the ESB platform. So really, when you think right across the US domestic military outlook, this budget, this multi-year budget is clearly supportive of the growth that we’ve forecast for this business. So, we find it very encouraging, we like the outlook we’ve got.

Jon Raviv:	And you’ve given us also multi-year targets to think about, and I’ll just stick to combat, and I won’t call it MS. I’ll call it Marine Systems, now, to be clear. Just thinking about each of those two things, the way that you’ve thought about combat over the next few years, the impression seems to be international is a big piece today. Domestic, though, starts to really spool up as well. Is this budget sort of in line with those expectations, or is there some extra comfort added because of the activity that we’ve seen so far? It just comes down to visibility. I think there’s – you know, how much do you have in terms of visibility, in these kind of targets?

Jason Aiken:	Yeah, I would say first off, when we set the plans that were the fundamental underpinning for this forecast, this multi-year outlook, the budget wasn’t there. So, you can kind of infer from that, that the outlook was not dependent on the budget we’ve just seen. And in fact, both last year when we did the multi-year targets for the first time, and this year when we re-upped that guidance, both – Marine Systems is pretty clear. I mean, the outlook is in the backlog, with very little exception. But, even Combat Systems more so than I would tell you is our typical history, had a vast majority of that outlook in their backlog.

So, I think if I’m going to characterize, I would use words you said, maybe it just solidifies that outlook. But, I don’t have a sense right now as to whether there is X percent upside in X year, to that outlook. But certainly, it gives us even more resolve around the confidence of that multi-year growth outlook that we talked about for those businesses.

Jon Raviv:	Mm-hmm, and if it’s something like adding an oiler here, or a DSV there, those are nice to have.

Jason Aiken:	Yeah, they’re great.

Jon Raviv:	The marine story is still a submarine/DDG story?

Jason Aiken:	No, I think you know, submarines dominate the waterscape if you will, there, if that’s a word. And so, that’s a high priority, but again, we see nice support across all of our yards which is why we talked about a meaningful level of investment coming at Electric Boat to support the major submarine programs, but also some significant infrastructure improvement in our other yards to support what we see is the growth in this Navy fleet. So, they’re all important to us, and I think they’ve all got a nice positive outlook.

And I think that’s from the top line perspective. When you think of the margin perspective, we’re coming out of a period of transition both from a mix perspective and a couple performance issues, and we like the nice, steady, year-over-year gradual improvement in the margins of that business that we’ll see over this operating period, getting us back into that more normal 9%, to 9%-plus range.

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Jon Raviv:	And then, multi-year targets for the entire business, just thinking about some of the major drivers of sales and margin through 2021. We’ve covered marine, combat seems like it’s in a good, we’ve covered that pretty nicely. Just thinking about the multi-year phasing of the rest of the business, maybe in terms of near-, mid-, and long-term?

Jason Aiken:	Yeah, I think one of the most encouraging things to me as I look at this outlook and I reflect on where we’ve been historically, you’re looking at a period here coming up over the next four, five years, let’s say four years in this period, and beyond, really, where you’ve got all four elements of this portfolio growing simultaneously. That is something that has not happened since I would call it maybe the ‘04 to ‘08 time frame, so it’s been about a decade or so since we’ve seen that level of synchronized growth and the power that that brings across this portfolio. So, from where I sit, that’s a very encouraging place to be.

As you peel that back, I think, and as you’re somewhat alluding to, if you’ve got a little bit of extra ignition, if you will, coming out of Combat Systems in the early part of that period, so call it the next two or three years, both as we continue to perform and deliver on the major international work that we’ve won and as you alluded to, the Army recap starts to really fill in. Then, the baton kind of hands off while Combat keeps growing. The ignition kind of hands off to Gulfstream, and call it the ‘19-‘20-‘21 time frame, as you now have both the 500 and 600 up in production, and contributing to the growth.

Jon Raviv:	Don’t forget the G700 too. Sorry, go ahead. I’m sorry.

Jason Aiken:	I’m just going to move on to Marine Systems!

Jon Raviv:	I’m sorry, Jason.

Jason Aiken:	Where you’ll see – you know, we talk about 2021 being the start of construction for the Columbia class, and obviously the significant growth we anticipate associated with that. So again, while all four are growing simultaneously, and not to forget IS&T, they’ve got a nice trajectory based on the strength of the budgets that we see and the businesses we describe before, you’ve got some nice sequential handoffs of the additional ignition that comes in each of the other three businesses that I think provide a really solid growth trajectory and give us a lot of confidence about what we see lying ahead.

Jon Raviv:	And in that environment, free cash flow conversion, how does it trend as you introduce some of the new products at some of these businesses? And how should we think about normalized free cash flow conversion? I guess through cycle, so to speak?

Jason Aiken:	Sure. So, I think the key message here is, as you saw this past year and we talked about for some, a couple years leading up to 2017, we saw 2017 as the period where we were going to return to our historic sort of standard expectation of 100% free cash flow conversion. Of course, we somewhat overshot that last year, we had a very strong fourth quarter in particular, a very strong December, that led to that.

So, I think what that – what I take away from that is the key point, is we are now structurally back in a place where at or around 100%, whether it’s 95%, 105%, we’re back in that range. We’re not in the 50% and 60% conversion range, which was clearly attributable to a couple of very discrete factors that we’ve talked about in the past.

With that said, I think as we look at this forecast for growth, and an organic growth trajectory like we’ve got for this business, I personally have become less focused on what I think is a somewhat arbitrary free cash flow/net income conversion metric, and more on, are we generating strong operating cash flow? And how are we deploying that cash to support this growth in the business? So, let me give you an example, and maybe tie it in a little bit to tax reform.

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2/21/2018 – 08:45 AM EST

Before tax reform, we set the operating plan for this coming year, we were projecting once again at or around, call it 100% free cash flow conversion. With tax reform we will see not just this coming year, but in a sustainable fashion, call it $350 million to $400 million of increased net earnings and increased free cash flow.

Okay, so we take that free cash flow, and what if we decide – by the way, that still puts us roughly speaking at 100% conversion. If we take that incremental free cash flow and buy back shares with it, or pay a dividend, I’ve still got 100% free cash flow based on the way the metrics work. But, if I deploy that cash, as we plan to do, into our shipyards to support that growth of the business, my free cash flow ratio is going to move off that 100% a little bit. But, I think it would be foolish to forego that investment for the sake of maintaining a metric, that – at the end of the day, what does it really mean?

So, I think you’ll hear us talk less and less about that, now that I think we’re comfortably and structurally in that range, and you can always do the math on the back of the envelope and figure out where we are. That’s really, I think, less important in the messaging, than is, what’s the strength of our cash, operating cash generation, and what are we doing to deploy that to support the growth of the business, which is something we’ll increasingly talk with you about.

Jon Raviv:	So, how are you thinking through the range of options for deploying that healthy operating cash flow conversion, I’ll say? I think you’ve historically talked about returning 100% of free cash to shareholders, so it’s just the conversation of the (inaudible) cash flow. How do you judge the various uses of cash out of that pool?

Jason Aiken:	Yeah, so I think one thing that probably may not be as clear as it could be, based on the fact that we have, for a while, not done much M&A and we have been deploying 100% of free cash flow between dividends and share repurchases, is our strategy around capital deployment has remained unwavering throughout this period. And that is, first and foremost, we’re going to invest in our businesses where we see the ability to earn a solid return, so whether that’s been Gulfstream and product development up to this point, whether it’s the Marine Systems business and the infrastructure investments we’ll make and so on, or even increasing R&D levels in the Combat Systems group as we now get better line of sight, better visibility into where the customer procurement is going.

That’s always been, and will continue to be, top priority. After that, we’ve talked about the one predictable element of our capital deployment policy being sustainable and repeatable dividend, and of course you’ve seen that in the form of I think it’s now 20 years of consecutive annual dividend increases. That will remain the case.

After that, it’s accretive M&A where we find the attributes that I described before, of course, that’s been a relatively dry pond for the past few years up until a couple weeks ago, which obviously changes things a little bit in terms of where the cash goes. But, that’s always been in the mix. It’s always been based on what opportunities are out there that meet the criteria, and sort of the residual policy, element of the policy, is share repurchase which has been always tactical and opportunistic.

And so, if you think of it sort of from a minimum level, it’s to cover the dilution associated with stock option exercises to make sure we hold the shareholder base stable at that point, all the way up to and including 100% deployment and in some cases, if you look over the past few years, more than 100% of free cash flow deployment towards share repurchase when we see a particular opportunity that we find attractive.

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So with that said, in the aftermath of this transaction we’ve just announced, where do we see things going? I think first and foremost, we continue to prioritize our strong double-A or mid-A credit rating, A-plus, A-2 credit rating. And, we continue to prioritize a strong balance sheet, and we’ve long talked about that balance sheet as being there to be agile and tactical and capable in this kind of situation. And so, I think this is Exhibit A, if you will, in that.

So, that remains a priority, and that capital deployment strategy or model that I described remains a priority. And the good news is, that after taking on the incremental financing associated with this transaction, the free cash characteristics of this combined business are so strong that we can deploy every element of that strategy I just described, and still be able to pay down this debt as aggressively as we deem appropriate.

Now, are you going to see us deploy 100% of free cash flow to share repurchase? I mean, clearly, for some time that’s not going to be the case, but again, that was always a residual element of the deployment strategy with the others above it as priority. So, the key to me is the retained financial flexibility, balance sheet strength, and free cash flow capability to do all those things. And again, we can pay down that debt fairly rapidly, or we can attenuate it out a little bit, depending on what we see as the best priorities for capital deployment.

So, we’re really excited about the flexibility we’ve got here, and what this combined business is going to mean for us.

Jon Raviv:	Okay, I think we have time for maybe one, or maybe one-and-a-half questions from the room, if anyone has anything feel free to shoot your hand up, I’m happy to take it in. But, I can also continue. On the idea of the investments that you’re making, how do you think about some of the returns on those investments? You mentioned R&D in combat systems, the CapEx in Marine. Just sort of take us through?

Jason Aiken:	Yeah. I think the big one is in Marine Systems, right? We talked about $1.6 billion in the nuclear shipyard for both the Block 5 Virginia payload module upgrade, as well as the Columbia class procurement. And this is a fundamental conversation we’re having with our customer, because these are very long-term programs, and very large investments. So, both the sequencing of our investment, the customers’ participation in that investment, the contracting sequence and how we earn return on that investment on the back end, they’re very appreciative of our perspective in that regard and it’s a good open dialogue around how we each achieve our priorities, that we make those investments to allow them to stay on schedule on these critical programs, and they work with us to marry those investments with our returns in a way that make sure that our shareholders get the commensurate return in a timely manner. That’s what I’d say with that.

So, that’s an ongoing conversation that will continue to go, that $1.6 billion doesn’t get spent this year. It’s phased over time, as you’d imagine, and will be an iterative conversation that we’ll make sure that both sides of that discussion are satisfied with the outcome.

Jon Raviv:	And not to bring up your peer in that space, but they described it as a generational investment. I’m not going to put words in your mouth, but how are these shipyards going to change, how are they going to look in 10 years, where they were 10 years ago, in terms of really bringing them up into – the shipyard is going to be a pretty messy business, historically.

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Jason Aiken:	You know, if you break it into two fronts, you can talk about the ballistic missile submarine, the Columbia class. That’s something that doesn’t happen on a recurrent run rate, right? You do, if you want to talk about generational, maybe that’s one aspect of it that you can talk about as being generational. So, that’s an investment to support that program. It’s a $100 billion program, it warrants the billion dollar investment. It makes sense at the end of the day, and I think that is – I could possibly agree with the statement that that’s a generational-type situation.

You think about the other piece of the business, is the attack boats, the Virginia class. We are in a position where we could ramp up to three per year on the current configuration of the Virginia class. The incremental investment on that side is to support the Block 5 Virginia payload module increase, so it’s the additional capacity, the additional capability that those boats will have. We’re needing to make investments that will support that. That is, I wouldn’t call generational, it’s more incremental, and again, if we didn’t have the Block 5, if we didn’t have the Virginia payload module upgrade, the current facilities would be capable of ramping up and spooling up additional Virginia deliveries.

So, I think it covers sort of both ends. It’s the incremental as well as the generational, and it’s all wholesome for our shareholder and our customer.

Jon Raviv:	Well, a good place to end. Thank you so much, Jason. Thank you, everyone.

Jason Aiken:	Good place. Absolutely.

Notice to Investors

In accordance with the Agreement and Plan of Merger, dated as of February 9, 2018 (the “Merger Agreement”), among General Dynamics Corporation, a Delaware corporation (“General Dynamics”), Red Hawk Enterprises Corp., a Nevada corporation and a wholly owned subsidiary of General Dynamics (“Merger Sub”) and CSRA Inc., a Nevada corporation (“CSRA”), Merger Sub will commence a tender offer, but the tender offer has not yet commenced. This transcript is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of CSRA stock. At the time the tender offer is commenced, Merger Sub will file a tender offer statement and related exhibits with the SEC and CSRA will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of CSRA are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits) and the solicitation/recommendation statement will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Merger Sub files with the SEC will be made available to all stockholders of CSRA free of charge at www.generaldynamics.com. The solicitation/recommendation statement and the other documents filed by CSRA with the SEC will be made available to all stockholders of CSRA free of charge at www.CSRA.com.

Forward-Looking Statements

Certain statements made in this transcript, including any statements as to future results of operations and financial projections, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, statements about the potential benefits of the proposed acquisition of CSRA; the prospective performance and outlook of the combined company’s business, performance and opportunities, including the ability to deliver more innovative, leading-edge solutions; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Forward-looking statements are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results and trends may differ materially from what is forecast in forward-looking statements due to a variety of factors. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of CSRA’s stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for CSRA will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (viii) other factors as set forth from time to time in General Dynamics and CSRA’s filings with the SEC, including their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by General Dynamics, Merger Sub and CSRA. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

All forward-looking statements speak only as of the date they were made. General Dynamics does not undertake any obligation to update or publicly release any revisions to any forward-looking statements to reflect events, circumstances or changes in expectations after the date of this transcript.